Exhibit 99.1

Enerplus to Present at Peters & Co. Limited 2022 Energy Conference

CALGARY, AB, Sept. 12, 2022 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Ian C. Dundas, President & CEO, will be presenting at the Peters & Co. Limited 2022 Energy Conference on Wednesday, September 14, 2022, at 3:20 PM ET (1:20 PM MT). Investors are invited to listen to a live webcast of the presentation at:

https://www.webcaster4.com/Webcast/Page/2415/46538

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.  A copy of the presentation will be made available after the event on Enerplus' website at https://www.enerplus.com/investors/presentations-events.cfm.

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2022/12/c1734.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304, investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 17:00e 12-SEP-22